EXHIBIT 12

Weyerhaeuser Company and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Thirteen weeks ended
	March 27, 2005	March 28, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$579,540	$389,870
Add interest portion of rental expense	14,749	14,763
Deduct undistributed earnings of equity affiliates	(5,588)	(8,401)

Available earnings	$588,701	$396,232

Fixed charges:
Interest expense incurred:
Weyerhaeuser Company and subsidiaries excluding Weyerhaeuser Real Estate Company and other related subsidiaries	$192,258	$191,481
Weyerhaeuser Real Estate Company and other related subsidiaries	13,634	14,890

Subtotal	205,892	206,371
Less intercompany interest	249	(79)

Total interest expense incurred	206,141	206,292
Amortization of debt expense	3,322	3,968
Interest portion of rental expense	14,749	14,763

Total fixed charges	$224,212	$225,023

Ratio of earnings to fixed charges	2.63	1.76

Weyerhaeuser Company with its Weyerhaeuser Real Estate Company and Other Related Subsidiaries

Accounted for on the Equity Method, but Excluding the Undistributed Earnings of Those Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Thirteen weeks ended
	March 27, 2005	March 28, 2004
Available earnings:
Earnings before interest expense, amortization of debt expense and income taxes	$562,758	$375,158
Add interest portion of rental expense	13,269	13,547
Deduct undistributed earnings of equity affiliates	640	(2,523)
Deduct undistributed earnings before income taxes of Weyerhaeuser Real Estate Company and other related subsidiaries	(182,849)	(120,043)

Available earnings	$393,818	$266,139

Fixed charges:
Interest expense incurred	$192,258	$191,481
Amortization of debt expense	3,322	3,968
Interest portion of rental expense	13,269	13,547

Total fixed charges	$208,849	$208,996

Ratio of earnings to fixed charges	1.89	1.27